Exhibit 99.1

Corporación América Airports S.A. Reports September 2025 Passenger Traffic

Total passenger traffic up 9.4% YoY, up 13.3% YoY in Argentina

International passenger traffic up 8.0% YoY; up 15.9% YoY in Argentina

Luxembourg, October 23, 2025— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 9.4% year-on-year (YoY) increase in passenger traffic in September 2025.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2025 vs. 2024)
Statistics	Sep'25	Sep'24	% Var.	YTD’25	YTD'24	% Var.
Domestic Passengers (thousands)	3,743	3,376	10.9%	32,763	29,965	9.3%
International Passengers (thousands)	2,971	2,752	8.0%	25,643	23,164	10.7%
Transit Passengers (thousands)	710	659	7.7%	5,963	5,384	10.7%
Total Passengers (thousands)[1]	7,424	6,787	9.4%	64,369	58,513	10.0%
Cargo Volume (thousand tons)[2]	15.9	33.9	-53.1%	269.9	279.8	-3.5%
Total Aircraft Movements (thousands)	74.2	69.3	7.0%	651.0	610.1	6.7%

1 Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024. Excluding Natal for comparison purposes, total passenger traffic YTD was up 10.7%.

2 In Argentina, following the implementation of a new management system in the cargo business, tons of cargo remain under review. The Company is monitoring adjustments in inventory, data consolidation processes, and operational validation, among other areas. This review aims to ensure consistency across reporting systems and to accurately reflect actual activity during the reporting period

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic increased by 9.4% in September compared to the same month in 2024. Domestic passenger traffic rose by 10.9% year over year (YoY), largely driven by Argentina, along with strong performance in Brazil. Meanwhile, international traffic grew by 8.0%, with all operating countries contributing positively YoY—except Uruguay and Ecuador—and particularly strong results in Argentina and Italy. Notably, Argentina accounted for more than 79% of the total YoY traffic growth in September.

In Argentina, total passenger traffic increased by 13.3% YoY, driven by double-digit growth in both international and domestic segments. Domestic traffic maintained its strong performance, rising 12.1% YoY, while international traffic also remained solid, increasing 15.9% YoY, supported by particularly strong results on the Buenos Aires–Madrid route, which operated six daily flights with load factors above 96%. Copa Airlines has resumed operations to Salta, a route that had been suspended since the pandemic. The airline will operate three weekly flights using its Boeing 737 aircraft. In addition, Copa has launched a new service between Tucumán and Panama City, which will also operate three times per week with Boeing 737-800 aircraft. LATAM Airlines has launched operations on the Buenos Aires–Porto Alegre route, operating three weekly flights.

In Italy, passenger traffic grew by 7.0% compared to the same month in 2024, mainly supported by an increase in flight frequencies by Ryanair. International passenger traffic, which accounted for over 80% of total traffic, rose by 8.4% YoY, driven by a 16.2% increase at Florence Airport and a 3.1% increase at Pisa Airport. Domestic passenger traffic grew by 1.8% YoY, supported by a strong performance at Pisa Airport (+8.3%) due to the increase in Ryanair’s flight frequencies, partially offset by a 14.2% decline at Florence Airport.

In Brazil, total passenger traffic increased by 9.0% YoY, reflecting an improvement in traffic trends despite ongoing challenges in the aviation environment. Domestic traffic, which accounted for almost 60% of total traffic, rose by a strong 12.8% YoY, while transit passengers increased by 4.0% YoY. Notably, although representing a small share of total traffic (5%), international traffic grew by 8.7% YoY.

In Uruguay, total passenger traffic, predominantly international, declined by 4.1% YoY. The year-over-year comparison was affected by JetSMART’s removal of the Montevideo–Buenos Aires route in the second half of 2024. In addition, traffic in September was impacted by a two-day scheduled closure of operations due to the installation of the new Category IIIb Precision Instrument Landing System (ILS CAT IIIb) on the main runway.

In Ecuador, where security concerns persist, passenger traffic decreased 5.3% YoY. International traffic declined 6.4% YoY, while domestic traffic fell 3.0% YoY, partly due to high airfares, which continued to weigh on travel demand. Notably, traffic in Ecuador during September was also affected by runway repaving work, which required operations to be suspended for two days; these closures were scheduled and announced in advance.

In Armenia, passenger traffic increased by 4.8% YoY. Travel demand has benefited from the introduction of new airlines and routes, as well as increased flight frequencies. Wizz Air recently announced the opening of a new base at Yerevan’s Zvartnots Airport, with two aircraft and eight new direct routes to Europe.

Cargo Volume and Aircraft Movements

Cargo volume decreased YoY in all countries of operation, except Ecuador. Performance by country was as follows: Armenia (-8.3%), Uruguay (-5.7%), Italy (-2.4%), Brazil (-1.7%), and Ecuador (+6.0%). In Argentina, following the implementation of a new management system in the cargo business, tons of cargo remain under review. The Company is monitoring adjustments in inventory, data consolidation processes, and operational validation, among other areas. This review aims to ensure consistency across reporting systems and to accurately reflect actual activity during the reporting period.

Aircraft movements increased by 7.0% YoY, with positive contributions from all countries of operation, except Uruguay and Ecuador: Armenia (+5.0%), Argentina (+9.3%), Italy (+9.0%), Brazil (+7.8%), Ecuador (-4.5%), and Uruguay (-6.2%). Argentina, Brazil, and Italy accounted for more than 80% of total aircraft movements in September.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2025 vs. 2024)

	Sep'25	Sep'24	% Var.	YTD'25	YTD'24	% Var.
Passenger Traffic (thousands)
Argentina	3,872	3,419	13.3%	34,935	30,645	14.0%
Italy	993	928	7.0%	7,647	7,046	8.5%
Brazil (1)	1,466	1,345	9.0%	12,210	11,510	6.1%
Uruguay	184	191	-4.1%	1,708	1,681	1.6%
Ecuador	357	377	-5.3%	3,534	3,526	0.2%
Armenia	553	527	4.8%	4,336	4,104	5.6%
TOTAL	7,424	6,787	9.4%	64,369	58,513	10.0%
(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024. Excluding Natal for comparison purposes, total passenger traffic YTD was up 10.7% for CAAP and 9.6% for Brazil.

Cargo Volume (tons)
Argentina[2]	459	17,966	-97.4%	132,759	144,149	-7.9%
Italy	1,048	1,075	-2.4%	9,399	9,431	-0.3%
Brazil	5,285	5,376	-1.7%	46,462	47,360	-1.9%
Uruguay	2,731	2,897	-5.7%	25,590	23,010	11.2%
Ecuador	2,566	2,420	6.0%	26,601	27,781	-4.2%
Armenia	3,813	4,158	-8.3%	29,084	28,070	3.6%
TOTAL	15,902	33,892	-53.1%	269,894	279,801	-3.5%

2 In Argentina, following the implementation of a new management system in the cargo business, tons of cargo remain under review. The Company is monitoring adjustments in inventory, data consolidation processes, and operational validation, among other areas. This review aims to ensure consistency across reporting systems and to accurately reflect actual activity during the reporting period

Aircraft Movements
Argentina	39,955	36,559	9.3%	355,266	328,205	8.2%
Italy	8,907	8,175	9.0%	68,971	64,013	7.7%
Brazil	13,317	12,348	7.8%	111,722	107,362	4.1%
Uruguay	2,289	2,441	-6.2%	24,287	23,559	3.1%
Ecuador	5,689	5,957	-4.5%	58,361	56,920	2.5%
Armenia	3,995	3,805	5.0%	32,365	30,070	7.6%
TOTAL	74,152	69,285	7.0%	650,972	610,129	6.7%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2024, Corporación América Airports served 79.0 million passengers, 2.7% (or 0.4% excluding Natal) below the 81.1 million passengers served in 2023, and 6.2% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716

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